

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Sagi Niri
Chief Financial Officer
Tremor International Ltd.
82 Yigal Alon Street
Tel Aviv, Israel, 6789124

> **Re: Tremor International Ltd.**
> **Form 20-F for the year ended December 31, 2022**
> **Filed March 7, 2023**
> **File No. 001-40504**

Dear Sagi Niri:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Amy Rothstein